ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Policy for the Nomination of members of the Board of Directors,

Committees reporting to the Board of Directors and the Executive Board of Itaú Unibanco Holding S.A.

1. Purpose

1.1 The Nomination Policy (“Policy”) is aimed at establishing the minimum requirements for the nomination of members to the Board of Directors (“Board”), to the Committees reporting to the Board of Directors (“Committees”) and to the Executive Board of Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”).

2. Principles

2.1 The nomination of the members must observe the provisions in the Company’s Corporate Bylaws, in the Internal Charters of the Board of Directors and, when applicable, of the Committees, in the Corporate Governance Policy, in the Code of Ethics and in the legislation in effect, in order to reflect and consolidate the existing structures to protect the interests of our stockholders and the market.

2.2 The members nominated to the Board of Directors, the Committees and the Executive Board must be highly qualified professionals, with outstanding experience (technical, professional, and academic), time availability for carrying out their duties and aligned with Itaú Unibanco’s values and culture.

2.3 The nomination process must also consider people with different characteristics and profiles, aiming at ensuring complementarity of skills and diversity, such as criteria of gender, race and age, among others.

3. Nomination process for the members of the Board of Directors

3.1 The composition of the Board of Directors must be assessed on an annual basis to ensure the complementarity of the skills of its members.

3.2 The proposal for the reelection of the members of the Board of Directors must consider their good performance during the period, their experience and attendance at the meetings in the previous term of office.

3.3 No individual who is seventy (70) years of age on the date of the election may be elected for the office of member of the Board of Directors.

3.4 The Board of Directors shall be made up of at least one-third of the independent members.

3.4.1 When, due to compliance with the percentage set forth in item 3.4, the number of members is a fraction number, this fraction number will be rounded to (i) the nearest higher integer, when the fraction is equal to or higher than five tenths (0.5), or (ii) the nearest lower integer, when the fraction is equal to or lower than five tenths (0.5).

3.4.2 The calculation of the vacancies for independent members will consider all the members qualified in accordance with the Company’s Corporate Governance Policy, regardless of whether they were nominated by controlling or minority stockholders.

3.5 It is advisable that the Board of Directors be made up of professionals with experience in different areas.

3.6 Together with the annual assessment of the Board of Directors, a report (or a matrix) on the skills of the Board members must be prepared. The purpose of this will be to verify the efficiency of the Board and the complementarity of their duties, as well as to highlight possible gaps in its composition.

3.6.1 The Nomination and Corporate Governance Committee will be the proper authority to assess the report provided for in item 3.6 and make recommendations on the report.

4. Nomination process for the members of the Committees

4.1 The following Committees report to the Board of Directors: (i) Audit Committee; (ii) Risk Management and Capital Committee; (iii) People Committee; (iv) Nomination and Corporate Governance Committee; (v) Strategy Committee; (vi) Compensation Committee; (vii) Related Parties Committee; and (viii) Social Responsibility Committee.

4.2 The members of the Committees will be elected on an annual basis by the Board of Directors from among its members and professionals with proven knowledge in their respective fields.

4.3 The reelection of the members of the Committees must consider their good performance during the period, their experience and attendance at the meetings in the previous term of office.

4.4 The Audit Committee will be exclusively made up of independent members, in accordance with its Regulation and the applicable regulation, provided that at least one of the members of this Committee will be designated as a Financial Specialist.

4.5 The Related Parties Committee will be fully made up of members of the Board of Directors that are considered independent members.

4.6 The Compensation Committee will be exclusively made up of non-executive members, at least one being a non-management member, in accordance with the applicable regulation.

4.7 The Nomination and Corporate Governance Committee will be exclusively made up of non-executive members.

5. Nomination process for the members of the Executive Board

5.1. The Board of Directors will nominate for the Executive Board professionals who can combine, harmoniously, the interests of the Company, its stockholders, managers and employees, as well as the environmental and social responsibility of the Company, guided by legality and ethics.

5.2 The Executive Board comprises the positions of Chief Executive Officer, General Directors, Managing Vice Presidents, Executive Officers and Officers, as set forth by the Board of Directors.

Policy for the Nomination of members of the Board of Directors, Committees reporting to the Board of Directors and the Executive Board of Itaú Unibanco Holding S.A., approved on January 31, 2019     page 2

5.3. In compliance with the rules of the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, the Board of Directors will elect, from among the members of the Executive Board, representatives with responsibilities before authorities, stockholders and the general public.

5.4 The proposal for the reelection of the members of the Executive Board will be based on their annual assessment, which considers performance indicators, such as financial performance, customer satisfaction, people management, targets that are cross-referenced with other departments and alignment with Itaú Unibanco’s culture.

6. Duties of the Nomination and Corporate Governance Committee in the nomination process

6.1 The Nomination and Corporate Governance Committee, as regards the selection and nomination guidelines, will be responsible for:

a. identifying, analyzing and proposing candidates for the Board of Directors to present at the Annual General Stockholders’ Meeting, determining whether the candidate will be considered, if elected, an executive, non-executive or independent director;

b. periodically reviewing the criteria for defining an independent, non-executive and executive director according to the governance principles and the applicable regulation, recommending to the Board of Directors any modifications necessary and reassessing the condition of each Board member in the light of the new independence criteria that may be established;

c. assessing the work of the Board of Directors;

d. discussing and making recommendations on the succession of the Chairman or Co-Chairmen of the Board of Directors and the Board members;

e. discussing and making recommendations on guidelines and processes for the selection and appointment of the Chief Executive Officer;

f. discussing and making recommendations on the succession of the Chief Executive Officer;

g. assisting in the identification of the Board members qualified to fill vacancies on the Committees that report to the Board of Directors, including the Nomination and Corporate Governance Committee, which must specifically provide an opinion on the independence and the financial expertise to the Audit Committee; and

h. whenever deemed convenient, recommending to the Board of Directors changes in the composition of the Board of Directors and the Committees that report to it.

7. Approval

This Policy was approved by the Company’s Board of Directors on January 31, 2019.

Policy for the Nomination of members of the Board of Directors, Committees reporting to the Board of Directors and the Executive Board of Itaú Unibanco Holding S.A., approved on January 31, 2019     page 3